

July 31, 2015

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re:** **Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your July 10, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to Consolidated Financial Statements

Note e. Segment Information, page 9

1.   We note your response to prior comment 3 and expectation that were a Step 2 goodwill analysis required, the result would indicate no impairment of the Services segment goodwill recorded at December 31, 2014. Since a Step 2 analysis of goodwill of the Services segment, if required, would be performed at the reporting unit level, please document for us the results of each respective reporting unit's goodwill impairment assessment you performed pursuant to ASC 350-20-35-3F through 35-3G, with consideration of the factors in ASC 350-20-35-3C(a) through (g).

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Katherine Wray, Staff Attorney at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Kathleen Collins (for CDW)

Craig D. Wilson
Senior Assistant Chief Accountant